W. Matthew Strock

mstrock@velaw.com

Tel +1.713.758.3452

December 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Antero Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-36120

Dear Mr. Schwall:

On behalf of our client, Antero Resources Corporation (“Antero”), we hereby acknowledge receipt of comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 21, 2016, relating to Antero’s Form 10-K for the fiscal year ended December 31, 2015 (the “Comment Letter”).

We are working with Antero to prepare a response to the Comment Letter and furnish the requested information to the Staff.  In light of the holidays and limited availability of the senior staff of Antero, whose input is essential in preparing a response to the Comment Letter, Antero will be delayed in furnishing its response to the Staff.  Antero respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  Antero intends to submit a response to the Comment Letter as promptly as practicable, but no later than Monday, January 16, 2017.

Very truly yours,

/s/ W. Matthew Strock

W. Matthew Strock

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com